EXHIBIT 15.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (No. 333-124647) on Form S-8; Registration Statement (No. 333-190783) on Form F-3; and Registration Statement (No. 333-220967) on Form F-3ASR of Teekay LNG Partners L.P. (the “Partnership”) of our reports dated April 16, 2018, with respect to the consolidated balance sheets of the Partnership as of December 31, 2017 and 2016, and the related consolidated statements of income, comprehensive income, cash flows and changes in total equity for each of the years in the three-year period ended December 31, 2017, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2017, which reports appear in the December 31, 2017 Annual Report on Form 20-F of Teekay LNG Partners L.P.

/s/ KPMG LLP
Chartered Professional Accountants
Vancouver, Canada
April 16, 2018